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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 3)(1)



                            TICKETMASTER GROUP, INC.
                                (Name of Issuer)



                      Common Stock, no par value per share
                         (Title of Class of Securities)



                                   88633U 10 3
                                 (CUSIP Number)


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--------
 (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 88633U 10 3                   13G              Page 2 of ____ Pages
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    1.      NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                  Paul G. Allen
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    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                     (b)  [ ]
                  N/A
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    3.      SEC USE ONLY


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    4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
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     NUMBER OF          5.      SOLE VOTING POWER:                        0
      SHARES
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY           6.      SHARED VOTING POWER:                      0
       EACH
     REPORTING      ------------------------------------------------------------
    PERSON WITH         7.      SOLE DISPOSITIVE POWER:                   0

                    ------------------------------------------------------------
                        8.      SHARED DISPOSITIVE POWER:                 0

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    9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON:                                             0

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   10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*   [ ]

                 N/A
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   11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:    0%

--------------------------------------------------------------------------------
   12.      TYPE OF REPORTING PERSON*:    IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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ITEM 4.            OWNERSHIP.

                   ITEM 4 IS HEREBY AMENDED BY ADDING THE FOLLOWING PARAGRAPH:

                   If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.
                  ------------------------------------------------------------

                   (a)  Amount Beneficially Owned:  0
                  ------------------------------------------------------------

                   (b)  Percent of Class:  0%
                  ------------------------------------------------------------

                   (c)  Number of Shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote:   0

                        (ii)  Shared power to vote or to direct the vote:   0

                        (iii) Sole power to dispose or to direct the
                              disposition of:   0

                        (iv) Shared power to dispose or to direct the disposition of: 0



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                        On May 20, 1997, Paul G. Allen entered into a Stock
                        Exchange Agreement with HSN, Inc. (the "Stock Exchange Agreement") pursuant to which HSN, Inc. agreed, among other things, to acquire from Mr. Allen 12,283,014 shares of common stock, no par value, of Ticketmaster Group, Inc. ("Ticketmaster Stock") in exchange for 7,238,507 shares of common stock, $.01 par value, of HSN, Inc. ("HSNi Common Stock"), subject to the possible issuance to Mr. Allen of up to 3,257,328 additional shares of HSNi Common Stock in August 1998 if the average market price of the HSNi Common Stock over certain periods prior to such time is below $29 per share. Upon the consummation of the first closing on July 17, 1997, Mr. Allen ceased to own any shares of Ticketmaster Stock. To facilitate an orderly transition, Mr. Allen agreed to continue to serve as Chairman of Ticketmaster Group, Inc. for a period not to exceed six months following the first closing. The full text of the Stock Exchange Agreement was included as Exhibit 1 to Amendment No. 2 of this Schedule 13G which was filed with the Securities and Exchange Commission on May 29, 1997 ("Amendment No. 2") and is incorporated herein by reference.


ITEM 5.            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                   ITEM 5 IS HEREBY AMENDED BY ADDING THE FOLLOWING PARAGRAPH:

                   Upon the first closing on July 17, 1997, Mr. Allen ceased to own shares of Ticketmaster Stock.
===============================================================================


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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                                 July 22, 1997
                                    -----------------------------------------
                                                     (Date)


                                                 Paul G. Allen
                                    -----------------------------------------



                                   By:        /s/ William D. Savoy
                                      ---------------------------------------
                                      William D. Savoy, Attorney-In-Fact
                                      for Paul G. Allen




Note: Durable Special Power of Attorney, dated May 6, 1997, granted by Paul G. Allen to William D. Savoy was included as Exhibit 3 to Amendment No. 2 and is incorporated herein by reference.

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                                  EXHIBIT INDEX



Stock Exchange Agreement, dated May 20, 1997, by and between Paul G. Allen and HSN, Inc. -- Incorporated by reference from Exhibit 1 to Amendment No. 2 of this
Schedule 13G which was filed with the Securities and Exchange Commission on May 29, 1997;

Durable Special Power of Attorney, dated May 6, 1997, granted by Paul G. Allen to William D. Savoy -- Incorporated by reference from Exhibit 3 to Amendment No. 2 of this Schedule 13G which was filed with the Securities and Exchange Commission on May 29, 1997.